UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of Nuveen Fund Advisors, LLC Nushares ETF Trust Nuveen Securities, LLC 333 West Wacker Drive Chicago, IL 60606	File No. 812-15199

First Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

All communications and orders to:

W. John McGuire, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Ave. NW

Washington, DC 20004-2541

202.373.6799

john.mcguire@morganlewis.com

With a copy to:

Diana R. Gonzalez, Esq.

Nushares ETF Trust

333 West Wacker Drive

Chicago, IL 60606

Page 1 of 7 sequentially numbered pages.

As filed with the U.S. Securities and Exchange Commission on March 16, 2021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of Nuveen Fund Advisors, LLC Nushares ETF Trust Nuveen Securities, LLC 333 West Wacker Drive Chicago, IL 60606 File No. 812-15199	Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

I.      SUMMARY OF APPLICATION

In this application, Nushares ETF Trust (“Trust”), Nuveen Fund Advisors, LLC (the “Initial Adviser”) and Nuveen Securities, LLC (“Distributor”) (collectively, the “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time (“Reference Order”), issued by the U.S. Securities and Exchange Commission (“Commission”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the series of the Trust listed in Appendix A (the “Initial Funds”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Initial Adviser or any entity controlling, controlled by, or under common control with the Initial Adviser (any such entity, along with the Initial Adviser, included in the term “Adviser”), (b) offers exchange traded shares utilizing active management investment strategies as contemplated by the Reference Order and (c) complies with the terms and conditions of the Order and the terms and conditions of the

[1]

Natixis ETF Trust II, et al., Investment Company Act Rel. Nos. 33684 (November 14, 2019) (notice) and 33711 (December 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, as granted in Reference Order. Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein.

Reference Order that are incorporated by reference herein (each such company or series and any Initial Fund, a “Fund”).2

No form having been specifically prescribed for this application, Applicants proceed under Rule 0-2 under the Act.

II.     APPLICANTS

A.     The Trust

The Trust is a business trust organized under the laws of the Commonwealth of Massachusetts and will consist of one or more series operating as a Fund. The Trust is registered with the Commission as an open-end management investment company under the Act.

B.     The Adviser

The Initial Adviser will be the investment adviser to the Initial Funds. The Initial Adviser is a limited liability company with its principal place of business in Chicago, Illinois. The Initial Adviser is, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Initial Adviser has entered into a licensing agreement with NYSE Group, Inc. in order to offer Funds that utilize the NYSE Proxy Portfolio Methodology as described in the Reference Order.3

Subject to approval by the Fund’s board of trustees, the Adviser will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to Funds (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C.     The Distributor

The Distributor is a limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The distributor will distribute Shares on an agency basis.

[2]

All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein.

[3]	The NYSE Proxy Portfolio Methodology (as defined in the Reference Order) is the intellectual property of the NYSE Group, Inc.

III.     REQUEST FOR RELIEF

Applicants agree that the relief requested under the Order will be subject to the same terms and conditions of the same relief under the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•

With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; and

•

With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

IV.     NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.     PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with Rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

Diana R. Gonzalez, Vice President and Secretary of the Trust, is authorized to sign on behalf of the Trust pursuant to the following resolutions adopted by the board of trustees of the Trust on January 28, 2021:

RESOLVED:	that the officers of the Trust be, and each hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) an Application for an order of the SEC, that grants pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and that grants pursuant to Sections 6(c) and 17(b) of the Act an exemption from Sections 17(a)(1) and 17(a)(2) of the Act; and it is further

RESOLVED:	that the officers of the Trust, with the assistance of Trust counsel or others as may be required, are hereby authorized to prepare, execute and file any and all amendments to such applications as may be necessary or appropriate; and it is further

RESOLVED:	that such applications shall be executed by or on behalf of the Trust by one or more of its officers, and that the proper officers of the Trust, now or hereafter appointed, are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions with respect to the applications and the matters described therein.

Christopher M. Rohrbacher, Managing Director of the Initial Adviser and the Distributor, is authorized to sign and file this document on behalf of the Adviser and the Distributor pursuant to the general authority vested in him as Managing Director of each.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under Sections 6(c) and 17(b) of the Act granting the relief requested by this application.

Nushares ETF Trust

By:	/s/ Diana R. Gonzalez
Name: Diana R. Gonzalez
Title: Vice President and Secretary

Nuveen Fund Advisors, LLC

By:	/s/ Christopher M. Rohrbacher
Name: Christopher M. Rohrbacher
Title: Managing Director

Nuveen Securities, LLC

By:	/s/ Christopher M. Rohrbacher
Name: Christopher M. Rohrbacher
Title: Managing Director

Rule 0-2(d) Verifications

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for an order for, and on behalf of, Nushares ETF Trust; that she is the Vice President and Secretary of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 16th day of March, 2021, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Nushares ETF Trust

By:	/s/ Diana R. Gonzalez
Name: Diana R. Gonzalez
Title: Vice President and Secretary

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Nuveen Fund Advisors, LLC; that he is Managing Director of such entity; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 16th day of March, 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Nuveen Fund Advisors, LLC

By:	/s/ Christopher M. Rohrbacher
Name: Christopher M. Rohrbacher
Title: Managing Director

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Nuveen Securities, LLC; that he is Managing Director of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 16th day of March, 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Nuveen Securities, LLC

By:	/s/ Christopher M. Rohrbacher
Name: Christopher M. Rohrbacher
Title: Managing Director

APPENDIX A

Initial Funds

Nuveen Santa Barbara Dividend Growth ETF

The Fund seeks an attractive total return comprised of income from dividends and long-term capital appreciation by investing in dividend-paying exchange-traded equity securities.

Nuveen Small Cap Select ETF

The Fund seeks capital appreciation by investing in exchange-traded common stocks of small-capitalization companies.

Nuveen Winslow Large-Cap Growth ESG ETF

The Fund seeks long-term capital appreciation by investing primarily in exchange-traded equity securities of large-cap U.S. growth companies that exhibit ESG characteristics.